FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
           For the period from September 04, 2004 to October 01, 2004

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated 06 September 2004 announcing Notice of Results
2.  News Release dated 17 September 2004 announcing Interim Results
3.  News Release dated 17 September 2004 announcing Collaboration with Novartis
4.  News Release dated 24 September 2004 announcing Holding(s) in Company
5.  News Release dated 27 September 2004 announcing Holding(s) in Company
6.  News Release dated 29 September 2004 announcing Frovatriptan launch in
    Italy

Enclosure No.1


6 September 2004

                                  Vernalis plc

                           Notice of Interim Results


Vernalis plc will be announcing its interim results for the six months ending 30 June 2004, on Friday 17 September 2004.

                                 - ENDS -

Enclosure No.2


17 September 2004

                     Vernalis plc: interim results for the
                         six months ended 30 June 2004

Vernalis plc (LSE: VER, Nasdaq: VNLS) today announces its interim results for the six months ended 30 June 2004.

Vernalis has made sustained progress during 2004. Losses are almost halved, with significant cost savings realised following last year's restructuring. Three major collaborations have been secured with Biogen Idec, Novartis and, most importantly, Endo Pharmaceuticals. The pipeline has achieved important progress. As a result, Vernalis has transformed its cash position and has significant growth potential through a combination of sales of frovatriptan, the successful development and commercialisation of its product pipeline candidates and through further participation in the consolidation of the biotechnology sector.


Highlights


Financial


- Revenue: GBP5.1 million (2003: GBP7.0 million).
- Loss almost halved for the period of GBP13.1 million (2003: GBP26.0million)
- Significant cost savings realised from 2003 restructuring.
- Cash and short term investments of GBP11.0 million at 30 June 2004 increased to GBP37.2 million at 31 August 2004 after receipt of the amounts due under the Biogen Idec and Endo collaborations. During September a further GBP6 million will be received from Novartis in relation to their collaborative programme.


Frovatriptan

- Reacquisition of North American rights to Frovatriptan in May 2004 for
  $50 million.
- Re-licensing of North American rights to Frovatriptan to Endo Pharmaceuticals, announced on 15 July 2004 and completed on 17 August 2004, for payments that could exceed $400 million.
- Relaunch of FrovaTM in USA by Endo in September 2004
- Early repayment of amounts due to Elan saving $6m using $50m loan from Endo.
- Regulatory Approval for frovatriptan for acute treatment of migraine in Canada.
- Completion of recruitment for Phase III safety study of frovatriptan for the short-term prophylaxis of menstrually-related migraine (MRM).
- Constructive dialogue with FDA for the remaining confirmatory efficacy trial to support a label for prophylaxis of menstrually-related migraine.


Product Portfolio

- Positive results from an initial Phase II proof of concept study of V10153 in acute myocardial infarction patients. Its further development will continue with a Phase II study in stroke beginning in Q1 2005.
- Positive data from a Phase I study of V2006 a novel treatment for Parkinson's disease.
- Phase II trials of V140 in pain indications are expected to begin in H1
  2005.


Other collaborations

- Biogen Idec (June 2004): Collaboration to advance V2006 and supporting
  A2A receptor antagonist programme which targets Parkinson's disease and other central nervous system disorders for payments that could exceed $100 million. Biogen Idec made an initial payment of $10 million and an equity investment of $6 million.
- Novartis (August 2004): Extension of cancer research collaboration on Hsp90. Novartis to make an equity investment of $9 million and an initial payment of $1.5 million

Simon Sturge, CEO commented "The last six months have seen Vernalis take a quantum leap forward. The collaborations with Endo, Biogen Idec and Novartis have significantly strengthened the company's cash position as well as endorsing its products and technology. We look forward to further building shareholder value in the second half of the year."

                                  ----ends----

Simon Sturge and Tony Weir, CEO and CFO of Vernalis respectively, will today host an analyst / investor presentation and conference call at 8:45am BST to discuss the interim results. This may be accessed by dialling: 0845 245 3471, and quoting 'Vernalis conference call'. A recording of the call will be available for one week by dialling: in the UK, 0845 245 5205 and international, +44 1452 550 000, with the access code: 1921830#.

Enquiries:

Vernalis plc

Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
+44 (0)118 977 3133

Brunswick Group (for analyst, financial media enquiries)

Jon Coles; Wendel Carson
+44 (0)20 7404 5959


Northbank Communications (for trade media enquiries)

Peter Colley
+44 (0)1260 296500

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.



1. Strategy


During the six months to 30 June 2004, Vernalis made substantial progress towards its objective of creating a competitive, sustainable biotechnology company by building a novel portfolio of discovery programmes and products in clinical development focused particularly in the areas of cancer and neurological disorders. This is being achieved by internal R&D, in-licensing and through the acquisition of, or merger with, other companies.


2. Operational review

During 2004, Vernalis reacquired the North American rights to frovatriptan from Elan and subsequently re-licensed these rights to Endo who we believe are an ideal partner to exploit fully the potential of frovatriptan. Two other significant value adding collaborations have been secured: the first with Biogen Idec on V2006 and other A2A receptor antagonists; and the second with Novartis on Hsp90. These collaborations underpin Vernalis' research activities in neuroscience and oncology, respectively.

(i) Product Portfolio

Frovatriptan

- Background

Frovatriptan was launched in the US in the second quarter of 2002, where it is marketed as FrovaTM as a treatment for migraine. Vernalis reacquired the North American rights to frovatriptan from Elan on 19 May 2004 for a total consideration of $50 million. In Europe, frovatriptan is marketed by Menarini in Germany, Austria, Eire, Holland and the UK. In Germany, where frovatriptan is known as Allegro(R), the drug's share of the overall triptan market in July 2004 was 9.5 per cent. Frovatriptan is now approved in 15 European territories and is expected to be launched in further of these in the second half of 2004.

- Licence Agreement with Endo

The agreement to license North American sales and marketing rights to frovatriptan to Endo was announced on 15 July 2004 and completed on 17 August 2004. Under the terms of the licence agreement, Endo will make unconditional payments totalling $60 million to Vernalis, including $30 million which was paid at closing and two further payments of $15 million on the first and second anniversary of closing. Endo will make a significant immediate promotional investment behind frovatriptan while Vernalis retains financial and operational responsibility for the MRM clinical development programme. On FDA approval of the MRM indication, Endo will make an additional payment of $40 million to Vernalis. Endo will also make various milestone payments to Vernalis upon the achievement of certain sales thresholds starting with a milestone of $10 million upon reaching $200 million net annual sales. Endo will make royalty payments to Vernalis which will be tiered at 20% or higher following FDA approval of the MRM indication.

Importantly, Vernalis has retained an option to co-promote frovatriptan in North America. Endo will establish, train and fund a Vernalis sales force for a period of up to five years. The Vernalis specialty sales force will be trained to call on neurologists, primarily in the United States, and will form Vernalis' core commercial operations in North America for the future sale of ethical pharmaceuticals.

In August 2004, Vernalis drew down the $50 million loan from Endo Pharmaceuticals agreed as part of the FrovaTM licensing deal. The proceeds of the loan were first used to make full and final settlement of the amounts due to Elan of $45 million in total. This sum was to be repayable as to $20 million on 31 December 2004 and $25 million on 31 December 2005. Vernalis received a discount of $6 million for early repayment of these amounts. The payment to Elan was $43.5 million which included $4.5 million for inventory. The balance of the loan from Endo, $6.5 million, is available for Vernalis' general corporate purposes.

Endo began its promotional efforts, including detailing the product to physicians, in September 2004. Also in September Vernalis received a Notice of Compliance (NOC) from the Canadian Health Authorities indicating that FrovaTM has been approved for the acute treatment of migraine in Canada. The approval follows a successful dialogue with Health Canada regarding the product label, and permits the national pricing approval process to commence.

- Sales of frovatriptan

North America
Up to 19 May 2004 Vernalis received royalties from Elan from sales of frovatriptan in North America which amounted to GBP0.4m. In the period from 19 May 2004 to 17 August 2004, the date of completion of the licence agreements with Endo, Vernalis received the full benefit of the sales of frovatriptan. In the period to 30 June 2004 these amounted to GBP2.1 million with a gross margin of GBP2.0 million. In the period from 1 July 2004 to 17 August 2004 sales of frovatriptan amounted to GBP3.7 million with a gross margin of GBP3.5 million. From 19 May 2004 until 17 August 2004, frovatriptan was not actively marketed in North America. During this period weekly prescriptions were approximately 5,500 per week, only 10% lower than peak levels prior to 19 May, evidence of strong customer satisfaction with frovatriptan.

Europe
Vernalis' revenues from Menarini in respect of European sales of frovatriptan amounted to GBP0.5 million for the six months ended 30 June 2004.

- Achieving a distinct label for frovatriptan for prophylaxis of menstrually-related migraine

In April 2003 data were presented from an initial clinical study into the efficacy of frovatriptan as a preventive treatment for menstrually-related migraine (MRM), which affects over 50 per cent of all women who suffer migraine. The data demonstrated a statistically highly significant improvement in the numbers of patients who were headache-free during the peri-menstrual period for both the studied dose regimens of frovatriptan compared to placebo (p< 0.0001). These data were published in full in July 2004 by a leading journal, Neurology.

Two further trials are required to complete the data package for a supplemental New Drug Approval application in the United States to permit FrovaTM to be marketed as a short-term prophylaxis for menstrually-related migraines. The first, a long-term safety study, is fully recruited and will complete in the summer of 2005. Discussions have been held with the FDA on the design and protocol for the second trial, a study to confirm the efficacy observed in the initial study. This study will start in Q3 2004. If the positive initial results are confirmed, these studies will lead to regulatory submissions for the new indication in the US and Europe in the first half of 2006.

- New distribution agreement for frovatriptan in Korea

On 16 September 2004, Vernalis signed an agreement with SK Chemicals Co., Ltd of Korea, granting SK exclusive distribution rights for frovatriptan in the Korean market. Vernalis received an upfront fee on signature and is due a further payment on receipt of Korean marketing authorisation, in addition to revenues from future product supply. SK will be responsible for managing and funding the regulatory approval process and the subsequent marketing of the product in Korea.

V10153
V10153 is a novel recombinant thrombolytic protein which is being developed for the treatment of ischaemic stroke. It was initially evaluated by a consortium of cardiologists in the US and Europe (the TIMI Study Group) in a Phase IIa ascending dose study to establish proof-of-concept (i.e. that it can dissolve clots and restore coronary bloodflow) in patients who have suffered acute myocardial infarction (AMI). The study also evaluated the safety of treatment with V10153, especially with respect to bleeding.

This study has now successfully completed. V10153 was well tolerated throughout the dose range of 1-10 mg/kg to patients with AMI. Full restoration of bloodflow was observed in blocked coronary arteries in around 40 per cent of patients after 60 minutes following doses of 5 mg/kg and greater. This is comparable to the efficacy reported for other marketed thrombolytic therapies using a similar experimental protocol. Importantly, initial analysis of safety (episodes of bleeding) was encouraging with no spontaneous bleeds.

The next stage in the development of V10153 is to conduct a Phase II study in approximately 100 patients with acute ischaemic stroke which is expected to start in H1 2005. In parallel, work will be undertaken to improve the production process prior to manufacturing material for Phase III studies.

V2006
V2006 is an adenosine A2A receptor antagonist in development as a potential novel treatment for Parkinson's disease. A2A receptor antagonists may possess advantages over conventional dopaminergic strategies, helping to restore motor function in patients with Parkinson's disease with fewer of the side effects such as nausea and dyskinesia (uncontrolled movements) associated with conventional dopaminergic treatments.

The initial Phase I study of V2006, a single ascending dose study in healthy male volunteers designed to investigate the drug's safety and pharmacokinetics has been successfully completed. Single oral doses of V2006 were administered to groups of male volunteers in the dose range 5-100 mg. The drug was safe and well tolerated in this range and exposure increased with dose. Potentially therapeutic blood levels (based on predictions from pre-clinical studies) were achieved following the lowest dose of 5 mg, which provides reassurance that a wide therapeutic ratio might be achieved in patients. Furthermore, the plasma half-life of V2006 in normal subjects was in the region of 18 hours, which would be consistent with a simple, once-daily dosing regimen.

On 24 June 2004 Vernalis entered into an agreement with Biogen Idec to advance Vernalis' adenosine A2A receptor research antagonist programme, which is targeting both Parkinson's disease and other central nervous system disorders. (See Research section below).

Under the agreement, Biogen Idec received exclusive worldwide rights to develop and commercialise Vernalis' lead compound, V2006. In addition, Biogen Idec has the right to develop one back-up compound to V2006 and has option rights over the entire Vernalis' A2A antagonist research programme. Initially, the collaboration will focus on completing the Phase I programme for V2006, with the goal to begin Phase II proof of concept studies of V2006 in Parkinson's disease patients in 2005. Vernalis has an option to co-promote products arising out of this collaboration in the United States.

In June 2004, Biogen Idec made an equity investment of GBP3.3 million ($6 million) through the subscription for 6,218,487 new Vernalis ordinary shares. In July 2004, Biogen Idec paid an initial licence fee of $10 million to Vernalis.

V140
V140 is a GABAA agonist targeting the treatment of pain in cancer patients. The compound entered a Phase I clinical programme in September 2003 to evaluate its safety and pharmacokinetic properties in single and multiple dose studies. The initial Phase I studies in which V140 was administered to healthy volunteers in single and multiple doses for five days were completed successfully.

A Phase I(c) study to initially investigate the analgesic properties of V140 in healthy volunteers produced inconclusive results, because of methodological issues. In the study V140 was compared to both placebo and a positive control, gabapentin, which had previously shown to be effective in a similar study. On this occasion, no clear differences were seen between either of the active treatments and placebo. It is now intended to evaluate V140 directly in patients, in Phase II studies, which are expected to start in H1 2005. Additional preclinical studies are also being conducted, to assist in guiding the design of these further clinical studies.

5HT2C receptor agonists - Roche Collaboration
Vernalis' 5HT2C receptor agonist research programme for obesity is being undertaken in collaboration with Roche. A development candidate has been selected by Roche which is undergoing pre-clinical studies. Upon successful completion of pre-clinical testing, further development would also be undertaken by Roche.

Metalloenzyme inhibitors - Serono Collaboration

A collaboration with Serono is focused upon identifying selective metalloenzyme inhibitors (MEI) for the treatment of inflammatory/immune disorders, including multiple sclerosis. Serono has informed Vernalis that it is in the process of selecting a number of candidates for further development. In this event, Serono will undertake the development of these compounds, with Vernalis receiving milestone and royalty payments. Phase I studies are due to commence in H1 2005.

(ii) Research

Following the portfolio review in 2003, Vernalis' internal research programmes are now focused on oncology and CNS disorders. Vernalis conducts approximately half of its research programmes under collaboration agreements.

Oncology

Hsp90 inhibitors
Hsp90 is a novel drug target, inhibition of which is believed to have significant potential in the treatment of a broad range of cancers. This programme is utilising state-of-the-art structure-based design technology to identify highly potent and specific inhibitors, of Hsp90.

In December 2003 Vernalis formed a research collaboration with the Novartis Institutes for BioMedical Research, Inc., (Novartis) in Cambridge, MA, USA, to investigate inhibitors of Hsp90. Under the agreement Vernalis provided elements of its ongoing oncology research to Novartis for an initial six-month evaluation period after which Novartis had the right to enter a longer-term research and development collaboration.

On 9 August 2004 Vernalis announced that Novartis had exercised its option to license exclusive worldwide rights to Hsp90. The Companies will conduct a joint research programme under which Novartis will provide research funding to Vernalis over an initial three year period. In addition, Novartis is responsible for funding and conducting the preclinical development of product candidates, and for commercialisation. The agreement was executed on 16 September 2004 following which Novartis will pay Vernalis a signature fee of $1.5 million and make an equity investment of GBP5 million ($9 million) through the subscription for 7,106,344 new Vernalis ordinary shares.

CNS disorders

A2A receptor antagonists
A programme is under way to identify and evaluate potent, selective A2A receptor antagonists for the treatment of depression. Biogen Idec has option rights over this programme under the collaboration agreed on 24 June 2004.

CB1 receptor antagonists
Selective cannabinoid CB1 receptor antagonists are being evaluated as novel treatments for obesity. They also have potential in other clinical indications including smoking cessation. The programme aims to identify a lead candidate during 2004.

3. Expected Progress

- Frovatriptan: Southern European launches (Menarini)                H2 04
- V10153: initiate Phase II in stroke patients                       H1 05
- V140: initiate Phase II in post-operative pain                     H1 05
- MEI: Initiate Phase I (Serono)                                     H1 05
- V2006: Initiate Phase II (Biogen Idec)                             2005
- Frovatriptan: MRM regulatory submission (Endo)                     H1 06

4. Directorate

Peter Worrall, Corporate Development Director will be retiring from the Board and leaving the Company on 31 October 2004. The Board wishes to thank him for his valuable contribution, particularly during the Company's recent progress and development.


5. Financial Review



Profit and loss account

The loss for the six  months  ended 30 June  2004  was  GBP13.1  million  (2003:
GBP26.0 million). The decrease is mainly due to realisation of the cost savings anticipated at the time of the business combinations in 2003 and the inclusion, in 2003, of a higher level of one-off costs associated with the business combinations and related restructuring.

Turnover was GBP5.1 million (2003: GBP7.0 million) and comprised GBP3.0 million in respect of frovatriptan (2003: GBP1.5 million) and GBP2.1 million in respect of revenue recognised under collaboration and similar agreements (2003: GBP5.5 million). In 2004, the frovatriptan income of GBP3.0 million comprised European revenues of GBP0.5 million and North American revenues of GBP2.5 million. North American revenues comprised royalties of GBP0.4 million for the period to 18 May 2004 and sales of GBP2.1 million for the period from 19 May 2004 to 30 June 2004.

Research and development expenditure decreased to GBP11.0 million (October 2003:
GBP19.7 million) due to cost reduction initiatives and lower expenditure on the product portfolio. In 2004, expenditure of GBP8.5 million was incurred on internally funded R&D (October 2003: GBP12.0 million) and GBP2.5 million on external costs associated with development of the product portfolio (October 2003: GBP6.2 million). In addition, intangible assets were written down, in 2003, by GBP1.8 million following the portfolio review.

Administrative expenses increased to GBP8.0 million (October 2003: GBP7.7 million) and comprised goodwill amortisation of GBP2.3 million (October 2003:
GBP2.3 million), restructuring costs of GBP0.9 million (October 2003: GBP2.3 million), one off sales and marketing costs associated with FrovaTM of GBP1.0 million (October 2003: GBPnil) professional fees associated with one-off transactions of GBP0.4 million (October 2003: GBPnil) and other costs of GBP3.4 million (October 2003: GBP2.8 million).

As a result, the operating loss for the period was reduced to GBP14.3 million (October 2003: GBP20.5 million).

The  provision  for loss on disposal of fixed  assets of GBP0.4  million  (2003:
GBP2.5 million) reflects an additional write-down of the plant and machinery at the Oxford location, which was vacated in November 2003. The Oxford property is not required within the business and is being divested.

Merger  transaction   expenses  of  GBP5.4  million,  in  2003,  relate  to  the combination of British Biotech and Vernalis Group and have been charged in the profit and loss account in line with the requirements for merger accounting.

Interest receivable decreased to GBP1.1 million (October 2003: GBP1.6 million) due to reduced average cash balances. Amounts written off investments in collaborators reduced to GBP0.1 million (October 2003: GBP0.8 million) and reflect the fall in value of biotechnology stocks.

The tax credit of GBP0.9 million (October 2003: GBP2.2 million) represents amounts that are expected to be received under current legislation on research and development tax credits for small and medium-sized companies.

Balance sheet

Intangible assets increased to GBP44.2 million (December 2003: GBP22.9 million) and comprised goodwill of GBP5.8 million and other intangibles of GBP38.4 million. The increase is due to the reacquisition of the North American rights to frovatriptan from Elan. Other intangibles represent the reacquisition cost of frovatriptan of GBP24.2 million and the capitalisation of payments conditionally due to GlaxoSmithKline (GSK) to buy out royalties due to GSK on sales of frovatriptan. Tangible assets decreased to GBP6.5 million (December 2003: GBP7.5 million) due to the provision against the Oxford facility described above and regular depreciation charges.

Debtors increased to GBP18.0 million (December 2003: GBP11.0 million) with the principal amounts being GBP5.5 million ($10 million) due from Biogen Idec which was received in July, GBP5.5 million in respect of research and development tax credits (of which GBP0.5 million was received in August 2004) and GBP2.0 million in respect of VAT recoverable which was received in July.

Cash and short-term investments were GBP11.0 million (December 2003: GBP24.2 million). The reduction in cash and short term investments in the half-year of GBP13.2 million included the initial payment of $5 million (GBP2.8 million) to Elan relating to the reacquisition of frovatriptan and offset by the $6 million (GBP3.3 million) equity investment by Biogen Idec. Restructuring costs and one-off professional fees paid in the period amounted to GBP1.1 million.

After the period end the cash balances have been enhanced substantially through: the receipt in July of the signature fee of $10 million from Biogen Idec; the receipt in August of the signature fee of $30 million from Endo; and the expected receipt in September of the signature fee and equity subscription of $10.5 million from Novartis. In addition, in August Vernalis drew down the $50 million loan facility from Endo and settled all amounts due to Elan of $43.5 million. The payment to Elan comprised $39 million, in full and final settlement of the outstanding purchase consideration for frovatriptan of $45 million (thereby securing a $6m discount for early repayment), and $4.5 million for inventory. At 31 August 2004 Vernalis' cash balance (excluding the receipt of $10.5 million from Novartis) was GBP37.2 million.

Creditors falling due within one year increased to GBP30.2 million (December 2003: GBP19.8 million) of which GBP1.4 million were non-cash items at the period end. The balance at 30 June 2004 included GBP13.2 million to Elan in respect of the reacquisition of rights to frovatriptan (settled in August following draw down of the Endo loan - see above), GBP4.1 million due to GSK, GBP1.5 million in respect of unpaid transaction and restructuring costs and GBP1.4 million of deferred income, being the non-cash item referred to above.

Creditors falling due after more than one year increased to GBP23.6 million (December 2003: GBP8.1 million) due to inclusion of the amount due to Elan of GBP12.9 million in respect of the reacquisition of rights to frovatriptan (settled in August following draw down of the Endo loan - see above) and GBP4.1 million of deferred income. Provisions for liabilities and charges decreased to GBP3.8 million (December 2003: GBP4.1 million) and primarily relate to properties.

Unaudited consolidated profit and loss account for the half year ended 30 June 2004

                       Note   6 months ended   6 months ended   8 months ended
                                30 June 2004  31 October 2003 31 December 2003
                                      GBP000           GBP000           GBP000
Turnover                  2            5,093            6,976            8,631

Cost of Sales                           (423)            (156)            (228)
                               _____________    _____________    ______________
Gross Profit                           4,670            6,820            8,403

Research and
development
expenditure                          (11,019)         (19,665)         (26,890)

Administrative
expenses                              (7,972)          (7,682)         (10,901)
                               _____________    _____________    ______________
Operating loss                       (14,321)         (20,527)         (29,388)

Provision for loss
on disposal of fixed
assets                                  (379)          (2,538)          (2,988)
Merger transaction
expenses                                   -           (5,396)          (5,396)
                               _____________    _____________    ______________
Loss on ordinary
activities before
interest and
taxation                             (14,700)         (28,461)         (37,772)

Interest receivable
and similar income                     1,091            1,553            2,314
Amounts written off
investments                              (83)            (836)            (862)
Interest payable and
similar charges                         (313)            (423)            (544)
                               _____________    _____________    ______________
Loss on ordinary
activities before
taxation                             (14,005)         (28,167)         (36,864)
Tax on loss on
ordinary activities                      875            2,184            2,645
                               _____________    _____________    ______________
Loss for the period                  (13,130)         (25,983)         (34,219)

Loss per share
(basic and diluted)       5             (9.2)p          (19.2)p          (24.9)p
                               _____________    _____________    ______________

There are no recognised gains and losses other than the losses above and therefore no separate statement of recognised gains and losses has been presented.

Unaudited consolidated balance sheet


                          Note              At              At               At
                                  30 June 2004 31 October 2003 31 December 2003

                                        GBP000          GBP000           GBP000
Fixed assets
Intangible assets            3          44,176          23,921           22,925
Tangible assets                          6,485           7,808            7,508
Investments                                  -             109               83
                                 _____________   _____________    ______________
                                        50,661          31,838           30,516
Current assets
Stock                                    1,933              31               49
Debtors                                 17,952          10,231           10,991
Short-term deposits and
investments                              9,934          39,421           22,329
Cash at bank and in
hand                                     1,113             308            1,885
                                 _____________   _____________    ______________
                                        30,932          49,991           35,254
                                 _____________   _____________    ______________
Current liabilities
Creditors: amounts
falling due within one
year                                   (30,212)        (27,834)         (19,773)
                                 _____________   _____________    ______________
Net current assets                         720          22,157           15,481
                                 _____________   _____________    ______________
Total assets less
current liabilities                     51,381          53,995           45,997

Creditors: amounts
falling due after more
than one year                          (23,555)         (8,632)          (8,119)
Provision for
liabilities and charges                 (3,872)         (3,313)          (4,089)
                                 _____________   _____________    ______________
Net assets                              23,954          42,050           33,789
                                 _____________   _____________    ______________
Capital and reserves

Share capital                           39,124          38,813           38,813
Share premium account                  301,210         298,251          298,813
Merger reserve                         101,985         101,985          101,985
Other reserves                          50,776          50,776           50,776
Profit and loss account               (469,141)       (447,775)        (456,011)
                                 _____________   _____________    ______________
Total shareholders'
funds                                   23,954          42,050           33,789
                                 _____________   _____________    ______________
Analysis of shareholders'
funds

Equity                                  (7,753)         10,343            2,082
Non-equity                              31,707          31,707           31,707
                                 _____________   _____________    ______________
                                        23,954          42,050           33,789
                                 _____________   _____________    ______________


Approved by the Board of Directors



Unaudited consolidated cash flow statement for the half year ended 30 June 2004

                                6 months ended  6 months ended    8 months ended
                                  30 June 2004 31 October 2003  31 December 2003

                                        GBP000          GBP000           GBP000

Net cash outflow from
operating activities                   (11,947)        (26,586)         (34,089)
Return on investments and
servicing of finance                       144           1,269              659
Taxation                                   648           2,785            2,783
Capital expenditure                     (4,841)             92              (16)
                                   ___________    ____________      ___________
Cash utilised by operations            (15,996)        (22,440)         (30,663)
Management of liquid
resources                               12,395           8,693           25,786
Financing                                2,737          13,717            6,478
                                   ___________    ____________      ___________
(Decrease)/increase in cash
in the period                             (864)            (30)           1,601
                                   ___________    ____________      ___________
Reconciliation of net cash flow
to movement in net funds
(Decrease)/Increase in cash
in the period                             (864)            (30)           1,601
Cash outflow from decrease
in debt and lease financing                558             742            7,995
Cash inflow from movement
in liquid resources                    (12,395)         (8,693)         (25,786)
Exchange adjustment                         92               -              (55)
                                   ___________    ____________      ___________
Movement in net funds in
the period                             (12,609)         (7,981)         (16,285)
Net funds at start of the
period                                  21,973          38,258           38,258
                                   ___________    ____________      ___________
Net funds at end of the
period                                   9,364          30,277           21,973
                                   ___________    ____________      ___________
Net funds comprise:
Cash                                     1,113             308            1,885
Short term deposits and
investments                              9,934          39,421           22,329
Loans due in more than one
year                                    (1,080)         (1,215)          (1,215)
Loans due in less than one
year                                      (270)         (7,270)            (270)
Finance Leases                            (333)           (967)            (756)
                                   ___________    ____________      ___________
                                         9,364          30,277           21,973
                                   ___________    ____________      ___________

Notes to the financial information

1. The interim financial information of the Group set out above has been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the eight months ended 31 December 2003. This interim financial information has not been audited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 but has been reviewed by the auditors in accordance with bulletin 1999/4 issued by the Auditing Practices Board; their report to the Company is set out overleaf. The Company's statutory accounts for the eight months ended 31 December, 2003 have been delivered to the Registrar of Companies; the report of the auditors on these accounts was unqualified and did not contain a statement under Section 237
(2) or (3) of the Act.

2. Turnover

(a) A geographical analysis of turnover by destination according to the country of registration of the fee-paying parties is as follows:

                   6 months ended        6 months ended        8 months ended
                     30 June 2004       31 October 2003      31 December 2003

                           GBP000                GBP000                GBP000

United Kingdom                 48                    49                    49
North America               4,047                 2,820                 2,937
Europe                        998                 4,107                 5,645
                    _____________           ___________         _____________
                            5,093                 6,976                 8,631
                    _____________           ___________         _____________

2(b) The Group derives turnover from a variety of revenue streams including out-licensing agreements and sale of product.

                                6 months ended  6 months ended    8 months ended
                                  30 June 2004 31 October 2003  31 December 2003

                                        GBP000          GBP000           GBP000

Pharmaceutical Research and
Development
Product sales                            2,642             487              487
Royalties                                  437           1,018            2,105
Collaboration agreements                 2,014           5,471            6,039
                                 _____________    ____________    _____________
                                         5,093           6,976            8,631
                                 _____________    ____________    _____________

3. Intangible Fixed Assets

                                      Goodwill           Other            Total
                                                   Intangibles
                                        GBP000          GBP000           GBP000

Cost
At 1 January 2004                       17,223          17,177           34,400
Additions                                    -          24,444           24,444
                                  ____________    ____________     ____________
At 30 June 2004                         17,223          41,621           58,844

Amortisation
At 1 January 2004                        9,209           2,266           11,475
Charge for the period                    2,274             919            3,193
                                  ____________    ____________     ____________
At 30 June 2004                         11,483           3,185           14,668

Net book value 30 June 2004              5,740          38,436           44,176
                                  ____________    ____________     ____________
Net book value 31 December 2003          8,014          14,911           22,925
                                  ____________    ____________     ____________

4. Post Balance Sheet Events

On 12 July 2004, the Company announced it had licensed the North American sales and marketing rights to frovatriptan. This transaction completed on 17 August 2004 at which time the initial payment of $30 million was received from Endo. On 23 August 2004 the $50 million loan facility from Endo was drawn down and payment made to Elan of $39 million in full settlement of the amounts originally due to Elan of $20 million at 31 December 2004 and $25 million at 31 December 2005.

On 6 August 2004 the company announced that Novartis had exercised its option in respect of Hsp90. The agreement was executed on 16 September 2004 following which Novartis will make an initial payment of $1.5 million and subscribe GBP5 million ($9 million) for 7,106,344 new Vernalis ordinary shares at 70.18p per share.

5. Loss per share is based on the loss attributable to shareholders on 142.3 million shares being the weighted average number of share in issue for the half year.

6. The directors do not propose a dividend for the period.

7. A copy of the interim results for the six months ended 30 June 2004 will be sent to shareholders during October 2004. Further copies of the interim results are available from the Company's registered office at: Vernalis plc, Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA.

Independent review report to Vernalis plc

Introduction

We have been instructed by the company to review the financial information which comprises the unaudited consolidated profit and loss account, the unaudited consolidated balance sheet, the unaudited consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP

Chartered Accountants
London
17 September 2004
Notes:

(a) The maintenance and integrity of the Vernalis plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly , the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Enclosure No.3


17 September 2004


                    Completion of Collaboration with Novartis


Vernalis plc (LSE:VER, Nasdaq: VNLS) today announces that, all conditions now being satisfied, the worldwide license agreement with Novartis on Hsp90, Vernalis' lead oncology research programme, which was announced on 9 August 2004 was executed on 16 September 2004. Under the agreement, the companies will conduct a joint research programme under which Novartis will provide research funding to Vernalis over an initial three-year period. In addition, Novartis is responsible for funding and conducting the preclinical and clinical development of product candidates, and for commercialisation.

In addition to the execution of the license, Novartis is making an equity investment of approximately GBP5 million ($9 million) through the subscription for new Vernalis ordinary shares. Consequently, application has been made to the UK Listing Authority and the London Stock Exchange for 7,106,344 new Vernalis ordinary shares to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the new ordinary shares will become effective on 22 September 2004. The new ordinary shares will rank pari passu with the existing ordinary shares.

Enquiries:

Vernalis plc
+44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer

Brunswick Group
Jon Coles
Wendel Carson
+44 (0) 20 7404 5959

Enclosure No.4



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES
                   FOLLOWING INCREASE IN ISSUED SHARE CAPITAL

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

INVESCO UK ICVC Series

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 5p shares

10. Date of transaction

N/A

11. Date company informed

Notification received on 23rd September 2004

12. Total holding following this notification

25,615,408 shares

13. Total percentage holding of issued class following this notification

16.48 per cent (based on issued share capital of 155,451,714 Ordinary 5p shares)

14. Any additional information

Notification given by AMVESCAP PLC as agent for the ICVC named above. Notification states that the AMVESCAP holding for SAR purposes has fallen from 29.38% to 28.04% as a result of the increase in issued share capital.

15. Name of contact and telephone number for queries

Tony Weir, Chief Financial Officer, 0118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

24th September 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No.5

                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

Novartis Pharma AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As No. 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Novartis Pharma AG

5. Number of shares / amount of stock acquired

7,106,344

6. Percentage of issued class

4.56%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 5p shares

10. Date of transaction

Not Disclosed

11. Date company informed

Notification received on 27th September 2004

12. Total holding following this notification

7,106,344 shares

13. Total percentage holding of issued class following this notification

4.56% per cent (based on issued share capital of 155,700,385 Ordinary 5p shares)

14. Any additional information


15. Name of contact and telephone number for queries

Tony Weir, Chief Financial Officer, 0118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

27th September 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No.6

29 September 2004

               Vernalis announces Italian launch of Frovatriptan

              Frovatriptan launched in Italy by the Menarini Group

Vernalis (LSE: VER) announces today that frovatriptan has been launched in Italy by its partner, the Menarini Group. Frovatriptan will be marketed in Italy under two trade marks; Rilamig(R) and Auradol(R) by the Menarini Group of companies. The Italian migraine market is estimated to be worth approximately EUR55 million Euro (IMS). Frovatriptan is approved for the acute treatment of migraine in 16 European countries and is also marketed by the Menarini Group in Germany, Ireland, the UK, Austria and the Netherlands, with launches in other countries to follow in 4Q04 and in 2005.

"The launch of frovatriptan in Italy, Menarini's largest market, is a significant step towards our objective of making this product available to migraine patients throughout Europe" said Simon Sturge, Chief Executive Officer of Vernalis.

Menarini

Founded in 1886, Menarini is a dynamic European pharmaceutical company expanding rapidly in international markets. Menarini is the largest Italian pharmaceutical company and one of the fastest growing pharmaceutical companies in the world. Menarini's products are marketed in over 100 countries and in 2003 the worldwide group turnover was over EUR1,800 million Euro.

Enquiries:

Vernalis plc                                          +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer

Brunswick Group                                       +44 (0) 20 7404 5959
Jon Coles
Wendel Carson

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: October 04, 2004                             Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer